August 5, 2013

Via EDGAR

John P. Nolan

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE:	Western Alliance Bancorporation (the “Company”)
Form 10-K for Fiscal Period Ended December 31, 2012
Filed March 1, 2013
File No. 001-32550

Dear Mr. Nolan:

Western Alliance Bancorporation (the “Company”) respectfully submits this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter dated June 28, 2013, relating to the Company’s Form 10-K for the fiscal period ended December 31, 2012 filed with the Commission on March 1, 2013 (the “Form 10-K”). The Company desires to amend and restate its previous letter dated July 29, 2013, as filed with the Commission on such date, in light of a telephone conversation between the Company and the Commission on such date with respect to Comment No. 4.

In this amended and restated letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response thereto. Capitalized terms used herein but not defined herein have the meaning given to them in the Form 10-K.

Form 10-K for Fiscal Period Ended December 31, 2012

Impaired Loans, page 40

Staff Comment:

1. Please provide us and revise future filings to include an expanded discussion of the first quarter 2012 change from the collateral dependent impairment method to the net present value impairment method on certain TDRs. Describe the specific reason for the change,

John P. Nolan

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

August 5, 2013

the nature of the certain TDRs and quantify the effects of the change for the allowance related to the TDRs.

Company Response:

During the first quarter 2012, the FDIC conducted an annual safety and soundness examination of our subsidiary, the Bank of Nevada. As part of the exam, the FDIC reviewed the Company’s allowance for loan and lease losses and evaluated certain loans for which the net present value method was used to measure impairment. The FDIC recommended that the Company change from the net present value method to the collateral dependent method for certain loans which had adequate current cash flows to meet principal and interest debt service requirements, but which had collateral deficits relative to the principal amount of the loan obligation, and limited guarantor support. Following the exam and in the course of evaluating assets for impairment in the first quarter of 2012, the Company substituted the collateral dependent method with respect to the loans identified by the FDIC, which resulted in an increase to the allowance for loan and lease losses of $4.1 million. The Company will include this expanded disclosure where appropriate in future filings.

Staff Comment:

2. As a related matter, please fully explain your policy for restructuring loans a second time once defaulted under initial TDR status. Please specifically explain management’s thought process in determining when a defaulted TDR goes on non-accrual status, continues to accrue interest at 90 days past due status or is restructured a second time. We note you had a significant amount of TDR’s (in excess of $34 million) which had a payment default during 2012 as noted on page 105. Please quantify the amount of loans in your total TDR balances for the last two fiscal years and the latest interim period that have been restructured more than once.

Company Response:

The Company does not have a formal policy with respect to restructuring loans that previously have been restructured. Rather, with all impaired loans, we evaluate the facts and circumstances surrounding the loan, the borrower and any impairment with a view of maximizing our recoveries and cash flows. A precondition to any loan restructuring includes a current, well documented credit evaluation of the borrower’s financial condition and ability to pay under the restructured terms. This evaluation includes an analysis of (i) the borrower’s current capacity to pay, which, among other things, may include a review of the borrower’s current financial statements, cash flows and total debt service obligations, (ii) secondary sources of payment from the borrower and guarantors, if any, and (iii) the borrower’s willingness to pay, which may include a review of the borrower’s past payment history, willingness to provide information on a timely basis, and ability and willingness to provide additional collateral or guarantor support.

John P. Nolan

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

August 5, 2013

Whether a defaulted TDR goes on non-accrual status or continues to accrue interest when it becomes 90 days past due also depends on the individual facts and circumstances. On a quarterly basis, the Company’s management evaluates TDR loans for collectability. We classify these loans as non-accrual if the Company does not expect a full recovery of the principal and interest. In most circumstances, TDRs that are 90-days delinquent are classified as nonaccrual. We make limited exceptions for TDRs that are both well-secured and in the process of collection; these loans would continue to accrue interest at 90 days past due. Generally, restructured loans remain on non-accrual status until the borrower has attained a sustained period of repayment performance under the modified loan terms (generally a minimum of six months). Further, the borrower must show capacity to continue performing into the future prior to restoration of accrual status.

Regarding the $34.3 million of TDRs in payment default during 2012, the Company notes the Staff’s comment and respectfully directs the Staff’s attention to the first sentence immediately following the second table on page 105 of the Form 10-K, which states “A TDR loan is deemed to have a payment default when it becomes past due 90 days, goes on nonaccrual, or is restructured again”. Of the Company’s total TDR balances disclosed in its Forms 10-K for the fiscal periods ended 2011 and 2012 and its Form 10-Q for the quarter ended March 31, 2013, $0 (zero), $1.1 million and $0 (zero), respectively, represent loans that were restructured more than once.

Staff Comment:

3. You disclose on page 41 and in Note 4 to the financial statements that the aggregate amount of impaired loans was $198.2M at December 31, 2012. Please reconcile for us that amount to the $221.5M in aggregate impaired loans reflected in the table on page 40. Please revise future filings to clarify this apparent difference. Tell us and consider the need to revise future filings to clarify how this difference may have affected the asset quality ratios set forth in your filing.

Company Response:

The Company respectfully advises the Staff that the $221.5 million in aggregate impaired loans disclosed in the table on page 40 of the Form 10-K should have been correctly disclosed as $198.2 million in such table. The $23.4 million difference in these disclosure amounts relates to loans acquired with deteriorated credit quality resulting from the acquisition of Western Liberty Bancorp in October 2012. These loans were accurately disclosed on page 102 of the Form 10-K as “loans acquired with deteriorated credit quality”. The Company further notes that the inadvertent error on page 40 did not have an impact on the financial statements or the asset quality ratios currently disclosed in the Form 10-K, as the correct amount of impaired loans of $198.2 million was accurately disclosed on pages 41, 99, 100 and 102 of the Form 10-K. The Company respectfully advises the Staff that it will revise future filings to reflect this revision.

John P. Nolan

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

August 5, 2013

Note 6. Other Assets Acquired Through Foreclosure, Page 107

Staff Comment:

4. Please provide us and revise future filings to disclose a roll-forward of the valuation reserve for these assets and to separately breakout the gains and losses on the sale of these assets in your current tabular presentation. Ensure your revisions enable a reader to reconcile the amounts disclosed here to the net amounts disclosed in the statements of cash flows for the sale of these assets.

Company Response:

In response to the Staff’s comment, we have attached as Appendix A the revised tabular disclosures, which include a roll-forward of the valuation reserve, for the other assets acquired through foreclosure for the periods set forth in the Company’s Form 10-K as well as the Form 10-Q for the quarter ended March 31, 2013 (which included comparative 2012 data). This revised disclosure allows the reader to reconcile the amounts disclosed in Appendix A to the net amounts disclosed in the Company’s statements of cash flows for the same periods for the sale of these assets. It also breaks out the gains and losses on the sale of these assets. The Company will include this enhanced disclosure in future filings as appropriate.

The Company respectfully advises the Commission that based on the revised tabular disclosure in Appendix A, the Company has determined to reclassify amounts within the “Cash flows from investing activities” section of the statements of cash flows regarding the line items ‘Loan originations and principal collections, net’ and ‘Proceeds from sale of other real estate owned and repossessed assets, net’. These reclassified amounts offset and are contained within the “Cash flows from investing activities” section of the statements of cash flows for a net difference of $0 (zero), with the exception of the quarter ended March 31, 2013. The Company notes that, as set forth in Appendix A, the total difference of $456,000 within the “Cash flows from investing activities” for this interim period offsets against the line item ‘Change in other assets’ of the “Cash flows from operating activities” section of the statements of cash flows.

Management has analyzed these differences and deemed them insignificant for all periods reported. The Company further notes that these reclassifications did not have an impact on the balance sheets, statements of operations, statements of shareholders’ equity or the on the net cash flows provided by operations, investing or financing activities, with the exception of the quarter ended March 31, 2013 as noted above. In future filings, the Company will break out all line items related to the other assets acquired through foreclosure in the enhanced tabular roll-forward disclosure, as well as breakout the statement of cash flows line items related to ‘(Gains) / Losses on sale of repossessed assets, net’ to ‘(Gains) / Losses on other repossessed assets, net’

John P. Nolan

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

August 5, 2013

and ‘Valuation adjustments of other repossessed assets, net’, to enable a reader to reconcile all line items disclosed.

* * * *

As specifically requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (602) 952-5476.

Sincerely,

WESTERN ALLIANCE BANCORPORATION

By:	/s/ Dale Gibbons
Name:	Dale Gibbons
Its:	Executive Vice President and Chief Financial Officer

cc:	Steven D. Pidgeon, Esq. (via e-mail: steven.pidgeon@dlapiper.com)
DLA Piper LLP (US)

APPENDIX A

Quarter Ended March 31, 2013
Other Assets Acquired Rollforward:	As amended:			As reported:	Difference:
	Gross Balance	Valuation Allowance	Net Balance
Balance, beginning of the period	$113,474	$(36,227)	$77,247
Transfers to other assets acquired through foreclosure, net	6,609	—	6,609	7,035	(426)
Proceeds from sale of other real estate owned and repossessed assets, net	(12,120)	6,747	(5,373)	(5,343)	(30)
Valuation adjustments, net (2)	—	(1,017)	(1,017)	(562)	—
Gains (losses), net (1) (2)	455	—	455

Balance, end of period	$108,418	$(30,497)	$77,921		(456)

(1)         Included in gains (losses), net are gains recognized of $320 thousand related to transfers to other assets acquired through foreclosure pursuant to accounting guidance as outlined on page 84 of the Form 10-K

(2) Valuation adjustments, net and gain (losses), net agree in total to $562 thousand disclosed on the statement of cash flows line item of “sale of repossessed assets, net”

Statement of Cash Flows:
Cash flow from investing activities:
Loan originations and principal collections			(123,964)	(124,390)	426
Proceeds from sale of other real estate owned and repossessed assets, net			5,373	5,343	30

					456

Cash flow provided by operating activities:
Changes in other assets:			6,682	7,138	(456)

Supplemental disclosures:
Transfers to other assets acquired through foreclosure, net			6,609	7,035	(426)

Year Ended December 31, 2012
Other Assets Acquired Rollforward:	As amended:			As reported:	Difference:
	Gross Balance	Valuation Allowance	Net Balance
Balance, beginning of the period	$135,149	$(46,045)	$89,104
Transfers to other assets acquired through foreclosure, net	28,315	—	28,315	28,299	16
Additions from acquisition of WLBC	5,094	—	5,094	5,094	—
Proceeds from sale of other real estate owned and repossessed assets, net	(55,811)	14,847	(40,964)	(40,948)	(16)
Valuation adjustments, net (2)	—	(5,029)	(5,029)	(4,302)	—
Gains (losses), net (1) (2)	727	—	727

Balance, end of period	$113,474	$(36,227)	$77,247		—

(1) Included in gains (losses), net are gains recognized of $493 thousand related to transfers to other assets acquired through foreclosure pursuant to accounting guidance on page 84 of the Form 10-K
(2) Valuation adjustments, net and gain (losses), net agree in total to $4.303 million disclosed on the statement of cash flows line item of “sale of repossessed assets, net”

Statement of Cash Flows:
Cash flow from investing activities:
Loan originations and principal collections			(919,134)	(919,118)	(16)
Proceeds from sale of other real estate owned and repossessed assets, net			40,964	40,948	16

					—
Supplemental disclosures:
Transfers to other assets acquired through foreclosure, net			28,315	28,299	16

Quarter Ended March 31, 2012
Other Assets Acquired Rollforward:	As amended:			As reported:	Difference:
	Gross Balance	Valuation Allowance	Net Balance
Balance, beginning of the period	$135,149	$(46,045)	$89,104
Transfers to other assets acquired through foreclosure, net	4,928	—	4,928	4,914	14
Proceeds from sale of other real estate owned and repossessed assets, net	(10,922)	922	(10,000)	(9,986)	(14)
Valuation adjustments, net (2)	—	(2,255)	(2,255)	(2,588)	—
Gains (losses), net (1) (2)	(333)	—	(333)

Balance, end of period	$128,822	$(47,378)	$81,444		—

(1) Included in gains (losses), net are gains recognized of $102 thousand related to transfers to other assets acquired through foreclosure pursuant to accounting guidance on page 84 of the Form 10-K
(2) Valuation adjustments, net and gain (losses), net agree in total to $2.587 million disclosed on the statement of cash flows line item of “sale of repossessed assets, net”

Statement of Cash Flows:
Cash flow from investing activities:
Loan originations and principal collections			(168,662)	(168,648)	(14)
Proceeds from sale of other real estate owned and repossessed assets, net			10,000	9,986	14

					—
Supplemental disclosures:
Transfers to other assets acquired through foreclosure, net			4,928	4,914	14

Year Ended December 31, 2011
Other Assets Acquired Rollforward:	As amended:			As reported:	Difference:
	Gross Balance	Valuation Allowance	Net Balance
Balance, beginning of the period	$144,569	$(36,914)	$107,655
Transfers to other assets acquired through foreclosure, net	46,951	—	46,951	47,591	(640)
Proceeds from sale of other real estate owned and repossessed assets, net	(52,947)	11,467	(41,480)	(42,120)	640
Valuation adjustments, net (2)	—	(20,598)	(20,598)	(24,022)	—
Gains (losses), net (1) (2)	(3,424)	—	(3,424)

Balance, end of period	$135,149	$(46,045)	$89,104		—

(1)         Included in gains (losses), net are gains recognized of $970 thousand related to transfers to other assets acquired through foreclosure pursuant to accounting guidance on page 84 of the Form 10-K

(2)         Valuation adjustments, net and gain (losses), net agree in total to $24.022 million disclosed on the statement of cash flows line item of “sale of repossessed assets, net”

Statement of Cash Flows:
Cash flow from investing activities:
Loan originations and principal collections			(645,943)	(646,583)	640
Proceeds from sale of other real estate owned and repossessed assets, net			41,480	42,120	(640)

					—
Supplemental disclosures:
Transfers to other assets acquired through foreclosure, net			46,951	47,591	(640)

Year Ended December 31, 2010
Other Assets Acquired Rollforward:	As amended:			As reported:	Difference:
	Gross Balance	Valuation Allowance	Net Balance
Balance, beginning of the period	$97,005	$(13,660)	$83,345
Transfers to other assets acquired through foreclosure, net	90,896	—	90,896	87,310	3,586
Proceeds from sale of other real estate owned and repossessed assets, net	(49,261)	11,899	(37,362)	(33,776)	(3,586)
Valuation adjustments, net (2)	—	(35,153)	(35,153)	(29,224)	—
Gains (losses), net (1) (2)	5,929	—	5,929

Balance, end of period	$144,569	$(36,914)	$107,655		—

(1)         Included in gains (losses), net are gains recognized of $9.8 million related to transfers to other assets acquired through foreclosure pursuant to accounting guidance on page 84 of the Form 10-K

(2)         Valuation adjustments, net and gain (losses), net agree in total to $29.224 million disclosed on the statement of cash flows line item of “sale of repossessed assets, net”

Statement of Cash Flows:
Cash flow from investing activities:
Loan originations and principal collections			(342,917)	(339,331)	(3,586)
Proceeds from sale of other real estate owned and repossessed assets, net			37,362	33,776	3,586

					—
Supplemental disclosures:
Transfers to other assets acquired through foreclosure, net			90,896	87,310	3,586